Confidential treatment has been requested pursuant to Rule 83. Cedar Fair’s response letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance. The asterisks contained in this letter denote such omissions.

November 5, 2010

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re: Cedar Fair, L.P.
Supplemental response letter dated October 7, 2010 regarding the Form 10-K for fiscal year ended December 31, 2009
File No. 1-09444

Dear Mr. Humphrey:

This letter sets forth the response of Cedar Fair, L.P. (the “Partnership”) to the Staff’s comments on the above-referenced filing. These comments were transmitted to us by letter dated October 22, 2010. The responses set forth below are numbered to correspond to the numbering in the Staff’s comment letter. For ease of reference, we have repeated the Staff’s comments in italics.

Form 10-K (Fiscal Year Ended December 31, 2009)

Management’s Discussion and Analysis

Business Overview, page 16

Comment 1: We have reviewed your response to our prior comment 1. Please expand your proposed future filing disclosure to include language similar to ‘each park is run by a general manager and operates autonomously, and that discrete financial information

Mr. Humphrey

Securities and Exchange Commission

November 5, 2010

and operating results are not prepared at the regional level, but rather at the individual park level for use by the CEO, who is the Chief Operating Decision Maker (CODM), as well as the CFO, the park general managers who report up to one of two corporate vice presidents, and the two corporate vice presidents who report directly to the CEO.’.

Response: The following revised language will be reflected in the Business Overview section within MD&A in all applicable future filings, including our upcoming 2010 third quarter Form 10-Q.

“We generate our revenues primarily from sales of (1) admission to our parks, (2) food, merchandise and games inside our parks, and (3) hotel rooms, food and other attractions outside our parks. Our principal costs and expenses, which include salaries and wages, advertising, maintenance, operating supplies, utilities and insurance, are relatively fixed and do not vary significantly with attendance.

Each of our properties is run by a park general manager and operates autonomously. Management reviews operating results, evaluates performance and makes operating decisions, including the allocation of resources, on a property-by-property basis. In order to better facilitate discussion of trends in attendance and guest per capita spending than would be possible on a consolidated basis, our eleven amusement parks and six separately gated water parks have been grouped into regional designations. The northern region, which is the largest, includes Cedar Point and the adjacent Soak City water park, Kings Island, Canada’s Wonderland, Dorney Park & Wildwater Kingdom, Valleyfair, Geauga Lake’s Wildwater Kingdom and Michigan’s Adventure. The southern region includes Kings Dominion, Carowinds, Worlds of Fun and Oceans of Fun. Finally, our western region includes Knott’s Berry Farm, California’s Great America and the Soak City water parks located in Palm Springs, San Diego and adjacent to Knott’s Berry Farm. This region also includes the management contract with Gilroy Gardens Family Theme Park in Gilroy, California.

Aside from attendance and guest per capita statistics, discrete financial information and operating results are not prepared at the regional level, but rather at the individual park level for use by the CEO, who is the Chief Operating Decision Maker (CODM), as well as by the CFO, the park general managers, and two executive vice presidents, who report directly to the CEO and to whom our park general managers report.”

Comment 2: Consideration should be given to providing a comprehensive discussion of your determination of operating and reporting segments and the purpose of the creation of regional groupings in your discussion of Critical Accounting Policies in MD&A.

Mr. Humphrey

Securities and Exchange Commission

November 5, 2010

Response: Management believes the discussion of reporting segments is not a required disclosure for Critical Accounting Policies in MD&A, which is meant to address judgments and estimates a company makes in applying its accounting policies. Rather, the following expanded disclosure and discussion of operating and reporting segments will be reflected in the Summary of Significant Accounting Policies footnote in the Notes to Consolidated Financial Statements in all applicable future filings.

“Each of Partnership’s parks operates autonomously, and management reviews operating results, evaluates performance and makes operating decisions, including the allocation of resources, on a property-by-property basis. In order to better facilitate discussion of trends in attendance and guest per capita spending than would be possible on a consolidated basis, the Partnership’s eleven amusement parks and six separately gated water parks have been grouped into regional designations. Aside from attendance and guest per capita statistics, discrete financial information and operating results are not prepared at the regional level.

In addition to reviewing and evaluating performance of the business at the individual park level, the structure of Partnership’s management incentive compensation systems are centered around the operating results of each park as an integrated operating unit. Therefore, each park represents a separate operating segment of the Partnership’s business and the geographical regions do not represent operating segments.

Although the Partnership manages its parks with a high degree of autonomy, each park offers and markets a similar collection of products and services to similar customers. In addition, the parks all have similar economic characteristics no matter their geographic region, in that they all show similar long-term growth trends in key industry metrics such as attendance, guest per capita spending, net revenue, operating costs and operating profit. Therefore, the Partnership operates within the single reportable segment of amusement/water parks with accompanying resort facilities.”

Financial Statements

Note 3, Goodwill and Other Intangible Assets, page 38

Comment 3: To facilitate our analysis of your responses, please supplementally provide us with a schedule of activity in goodwill by individual park between December 31, 2006 and December 31, 2009. Explain each individually significant increase and decrease in the balance. Separately, please provide us with a similar schedule of activity for trade names. We may have further comments upon review of your response.

Mr. Humphrey

Securities and Exchange Commission

November 5, 2010

Response: The schedules of activity in goodwill and trade-names by individual park, including explanations of significant increases and decreases in balance, are being submitted confidentially to the SEC. ***

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Peter J. Crage
Peter J. Crage
Corporate Vice President – Finance and Chief Financial Officer